NATALIJA TUNEVIC

EMAIL: HEADOFFICE@FREE-COOK.COM

JULY 17, 2018

United States Securities and Exchange Commission

Attn: Michael Killoy

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

FreeCook Corporation Acceleration Request

Registration Statement on Form S-1

File No. 333-225433

Dear Mr. Michael Killoy,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on July 20, 2018, at 8:00 a.m. Eastern Daylight Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further request that we be notified of such effectiveness via e-mail at headoffice@free-cook.com.

Very Truly Yours,

Natalija Tunevic

Director of FreeCook